TFS Capital Investment Trust

December 19, 2011

U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	TFS Capital Investment Trust
(File Nos. 333-113652 and 811-21531)
Post-Effective Amendment No. 13

Ladies and Gentlemen:

Below you will find our responses to the comments provided by Mr. Dominick Minore of the Commission’s staff on Post-Effective Amendment No. 13 filed on October 4, 2011 (“PEA 13”).  The comments follow the order they were provided by Mr. Minore.  PEA 13 was filed by the Registrant in order to register a new series, TFS Hedged Futures Fund (the “Fund”), with the Securities and Exchange Commission.

Comment 1 – File the Investment Advisory Agreement for Cayman subsidiary.  Also, confirm that the Subsidiary’s Investment Advisory Agreement was approved by the Board of Trustees in accordance with Section 15(c) of the Investment Company Act of 1940 (“1940 Act”).

Response 1 – The Investment Advisory Agreement for TFS Hedged Futures Strategy Offshore Fund Ltd (“Subsidiary”) has been filed as an Exhibit to the Registration Statement.  In addition, the Investment Advisory Agreement for the Subsidiary was reviewed and approved along with the Fund’s Investment Advisory Agreement, in accordance with Section 15(c) of 1940 Act.

Comment 2 - Add disclosure to the prospectus regarding the risk of confiscation of Fund assets under Cayman law.

Response 2 – This disclosure has not been added due to the fact that all of the Fund’s assets, including the assets at the Subsidiary, are held in the United States at the Trust’s custodian bank, UMB Bank, N.A.

Comment 3 – Add risk disclosure regarding the possibility that U.S. and Cayman tax laws could be amended and result in the Fund not being able to operate as described in the Registration Statement.

Response 3 – The following disclosure has been added to the Risk/Return Summary under the section “Taxation Risk”:

U.S. Securities and Exchange Commission

Changes in the tax laws of the United States and/or the Cayman Islands could result in the inability of the Fund and/or the Subsidiary to operate as described in this prospectus and could negatively affect the Subsidiary and the Fund and its shareholders.

Comment 4 – Confirm that the Fund will look through to the assets held at the Subsidiary to ensure compliance with the Fund’s Fundamental and Non-Fundamental Investment Restrictions.

Response 4 – Yes, the Fund will look through to the assets held at the Subsidiary to ensure compliance with the Fund’s Fundamental and Non-Fundamental Investment Restrictions.

Comment 5 – Confirm that the assets of the Subsidiary will be custodied in the U.S.

Response 5 – Yes, all assets of the Subsidiary will custodied in the U.S.  The Registrant has included that information in Item 35 of Part C of the Registration Statement.

Comment 6 - Confirm and disclose that the Subsidiary will always be a wholly-owned subsidiary of the Fund.

Response 6 – Yes, the Subsidiary will always be a wholly-owned subsidiary of the Fund and that disclosure has been clearly stated in the section of the prospectus titled “Investments in Subsidiary”.

Comment 7 – Disclose the parties responsible for maintaining the books and records of the Subsidiary.

Response 7 – The Subsidiary undertakes that it will maintain duplicate copies of its books and records at an office or offices located within the United States, and the SEC and its staff will have access to the books and records consistent with the requirements of Section 31 of the 1940 Act and the rules thereunder.  The Registrant has included this undertaking in Item 35 of Part C of the Registration Statement.

Comment 8 – Include in Item 35 of Part C the following undertakings:

1.	The Registrant undertakes that it will not use the Subsidiary to evade the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) or the Investment Advisers Act of 1940.

2.
The Subsidiary undertakes that its assets will be maintained at all times in the United States and such assets will be maintained at all times in accordance with the requirements of Section 17(f) of the 1940 Act.

U.S. Securities and Exchange Commission

3.
The Subsidiary undertakes that it will maintain duplicate copies of its books and records at an office or offices located within the United States, and the SEC and its staff will have access to the books and records consistent with the requirements of Section 31 of the 1940 Act and the rules thereunder.

4.	The Subsidiary undertakes that it will designate an agent in the United States for service of process in any suit, action or proceeding before the SEC or any appropriate court.

5.	The Subsidiary undertakes that it will consent to the jurisdiction of the United States courts and the SEC over it.

Response 8 – Each undertaking as disclosed in the Comment section above has been included in Part C of the Registration Statement.  In response to item 4 of the undertakings, Larry Eiben will serve as the U.S. agent for process of the Subsidiary.  Mr. Eiben is located at 1800 Bayberry Court, Suite 103, Richmond, Va. 23226.

Comment 9 – Disclose the name and address of the custodian and administrator for the Subsidiary.

Response 9 – The Registration Statement has been updated to state that Ultimus Fund Solutions, LLC and UMB Bank will serve as the administrator and custodian, respectively, for the Subsidiary’s investment related activities.

Comment 10 – Confirm that the Fund and the Subsidiary follow the same pricing and valuation procedures.

Response 10 – Yes, the Fund and the Subsidiary follow the same pricing and valuation procedures.  In addition, such disclosure has been added to the prospectus in the section “How the Fund Values its Shares”.

Comment 11 – Please disclose the address for the Subsidiary’s Cayman Islands registered office.

Response 11 – The Subsidiary’s Cayman Islands registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Comment 12 – The Subsidiary must sign the Registration Statement.

Response 12 – The Subsidiary has signed the Registration Statement.

Comment 13 – Include the indemnification language required by Rule 484 of The Securities Act of 1933 in Part C of the Registration Statement.

U.S. Securities and Exchange Commission

Response 13 – The following disclosure has been added to Part C:

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (“1933 Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Comment 14 – Modify the Annual Fund Operating Expense Table to indicate that the line item for “Management Fees” includes a reference to the management fees of the Subsidiary.

Response 14 – The line item now reads as follows:

Management Fees of the Fund and the Subsidiary	2.00%

Comment 15 – Modify the “Annual Fund Operating Expense Table” so that “Other Expenses” includes sub-items for “Other Expenses of the Fund” and “Expenses of the Subsidiary”.  Also, if the Fund expects to incur more than 5 basis points of expenses related to its short selling activities break out those expenses separately under “Other Expenses”.

Response 15 –   The Registrant wants to point out that the following text has been removed from the Table – (includes dividend expense, borrowing costs and brokerage expense on securities sold short).  This text was removed after further consideration of the Fund’s anticipated use of short selling and the fact that such short selling will primarily occur by selling futures contracts.  Selling a futures contract does not require the Fund to incur the borrowing costs and dividend expenses associated with a short sale of a common stock.  To address the comments and the noted changes the line item now reads as follows:

Other Expenses

Other Expenses of the Fund	_____%
Expenses of the Subsidiary	_____%

U.S. Securities and Exchange Commission

Comment 16 – Confirm whether or not the 2.30% listed as the Fund’s “Total Annual Fund Operating Expenses After Management Fee Reductions” includes the expenses specifically excluded from the Expense Limitation Agreement.  If it does not include those expenses adjust the expense disclosure to include them.

Response 16 – The expense disclosure provided in PEA No. 13 included those estimated expenses.  The Registrant wants to stress that the information included in the “Annual Fund Operating Expense Table” is based on estimates and as a result the Fund’s actual overall operating expenses may vary significantly.

Comment 17 – In the section “Use of Leverage” disclose the 1940 Act’s limitation and disclose whether or not the Fund will use the maximum amount of leverage permitted under the 1940 Act.

Response 17 - The section has been modified to include the following disclosure:

Use of Leverage - The Fund may utilize leverage.  Financial leverage magnifies exposure to the swings in prices of an asset class underlying an instrument and results in increased volatility, which means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund does not use instruments that have a leveraging effect.  Leveraging may cause volatility in the Fund’s net asset value (“NAV”).  The Fund does not intend to continually use leverage as part of its principal investing strategy.  Rather, the Fund will strategically use leverage at the discretion of the Adviser.  When the Fund uses leverage the Adviser will set aside liquid assets or purchase other securities that have the economic effect of covering the relevant investment.  For example, when the Fund purchases a futures contract it can satisfy the coverage requirement by selling short the underlying instrument at a price equal to the Fund’s purchase obligation.  The relevant asset coverage requirements will be calculated daily and, as necessary, adjusted to ensure continuous asset coverage.

Comment 18 – Add a list of the types of commodities that may be invested in by the Fund to the section “Investments in Subsidiary”.

Response 18 – The following disclosure has been added to the section “Investments in Subsidiary”:

The Subsidiary’s investments in commodities may include crude oil, heating oil, gasoline, natural gas, aluminum, copper, lead, nickel, uranium, zinc, gold, silver, wheat, corn, soybeans, cotton, sugar, cocoa, cattle and hogs but may also include other commodities.

Comment 19 – In the section “Investments in Subsidiary” remove the phrase “To the extent they are applicable to the investment activities of the Subsidiary,” from the seventh sentence in the second paragraph.

U.S. Securities and Exchange Commission

Response 19 – The requested change has been made.

Comment 20 – In the section “Investments in Subsidiary” rework the last sentence of the second paragraph to clearly state the Subsidiary will not offer its shares to anyone other than the Fund.

Response 20 – The requested change has been made.

Comment 21 – Define the term “counterparty” in the section “Counterparty Credit Risk”.

Response 21 – The following sentence has been added to that section:

In these types of transactions, the counterparty represents the other party involved in a financial transaction with the Fund.

Comment 22 – Confirm that the risk disclosure used for the Fund’s investments in derivatives addresses the Staff’s concerns set forth in its letter to the ICI dated July 30, 2010.

Response 22 – The Registrant believes the disclosure does satisfy the Staff’s concerns set forth in the letter to the ICI.  However, to provide more comprehensive disclosure of such risks the Registrant has modified the “Derivatives Risk” disclosure as indicated by the italicized text.

Derivatives Risk – The use of derivative instruments requires special skills and knowledge of investment techniques that are different than those normally required for purchasing and selling stocks. If the Adviser uses a derivative instrument at the wrong time or incorrectly identifies market conditions, or if the derivative instrument does not perform as expected, these strategies may significantly reduce the Fund’s return. Derivative instruments may be difficult to value, may be illiquid and may be subject to wide swings in valuation caused by changes in the value of the underlying instrument. In addition, the cost of investing in such instruments generally increases as interest rates increase, which will lower the Fund’s return.

The derivatives held by the Fund will fluctuate from time to time but collectively could represent economic exposure of 50% or more of the total assets of the Fund.  Accordingly, the Fund and the Subsidiary may maintain a substantial amount of their assets in cash and cash equivalents as required under SEC rules.

In addition, the use of futures contracts and certain other derivatives for the purpose of increasing the Fund’s long and short exposure creates leverage, which can magnify the Fund’s potential for gain or loss and therefore amplify the effect of market volatility on the Fund’s share price.  Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment.

U.S. Securities and Exchange Commission

Comment 23 – Disclose in the prospectus that Kevin Gates and Richard Gates are brothers.

Response 23 – The requested disclosure has been added to the prospectus in the section “Fund Management”.

Comment 24 – Move the last paragraph in the section “Short Sale Risk” to the investment strategy discussion.

Response 24 – The paragraph has been removed in its entirety because very similar disclosure is already included in “Principal Investment Strategies” section under the sub-heading “Collateral”.

Comment 25 – Define “notional value” in the prospectus.

Response 25 – We have removed all references to “notional value” in the prospectus.

Comment 26 – In the section “Portfolio Construction” expand on what is meant by “gross exposure”.

Response 26 – The Registrant amended this section and it now reads as follows:

Portfolio Construction - The Adviser will structure the Fund’s portfolio in an effort to strategically manage risk and volatility.  More specifically, the Adviser will generally select long and short positions that are, in part, chosen in an effort to hedge each other and thereby reduce market risks.  Despite an intention to hedge some market risk, the Fund may still have concentrated exposure to different asset classes and has no stated restrictions in regard to asset class exposure.

The Adviser expects to maintain both long positions and short positions in the Fund.  The Adviser believes that this portfolio composition may result in more consistent performance in comparison to funds that take substantially more market risk by concentrating the portfolio exclusively in long or short positions.  Although the Adviser generally intends to follow these operating guidelines it may deviate from them in an effort to achieve the Fund’s investment objective.

When taking into account the derivative instruments and instruments with a maturity of one year or less at the time of acquisition, the Fund’s strategy will result in frequent portfolio trading and high portfolio turnover (typically greater than 500%).

Comment 27 – Confirm that the Fund will supplement its prospectus if the Fund begins investing more than 25% in any one country, excluding investments in U.S. companies.

U.S. Securities and Exchange Commission

Response 27 – The Fund will supplement its prospectus if this becomes an issue.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513/587-3406 with any questions or comments concerning this filing.

Very truly yours,

/s/ Wade Bridge

Wade Bridge
Secretary